Exhibit (a)(5)(j)

To:	Current and Certain Former Participants in
Progress Software’s Offer to Amend Certain Options

From:	Progress Software Corporation

Subject:	Exclusion of Former Employees from the Offer to Amend

Date:	February 14, 2007

As you know, Progress Software Corporation is conducting an offer to amend certain outstanding options, as described in more detail in our Offer to Amend dated December 22, 2006 (the “Offer to Amend”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Amend, as each may be amended or supplemented from time to time, constitute the “Offer”).
We are changing one of the terms of the Offer. We have amended the Offer to exclude former employees as Eligible Participants in the Offer, as described in more detail below.
We regret having to take this step, but we believe it is necessary in order to allow the Offer to proceed in a timely manner for our current employees. By way of explanation, we are conducting the Offer in reliance on exemptions from certain rules of the Securities and Exchange Commission (“SEC”) regarding tender offers. As we have previously stated, the staff of the SEC is reviewing our tender offer documents. The SEC staff has recently stated that the available exemptions do not permit us to include former employees in the Offer on the same terms that we are offering to current employees. Because we wish to complete the Offer as quickly as possible for the much larger number of current employees who remain eligible to participate in the Offer, we have determined to exclude former employees from participation in the Offer.
Under the amended terms of the Offer, only individuals who are currently employed by Progress or one of its subsidiaries and who remain so employed as of the close of business on the Amendment Date are Eligible Participants. The Amendment Date is the first business day following the expiration date of the Offer. The offer is currently scheduled to expire on February 21, 2007, and accordingly the Amendment Date is currently scheduled to occur on February 22, 2007. (If we further extend the Offer, the scheduled Amendment Date will be postponed accordingly.) Effective immediately, individuals who are not currently employees of Progress or one of its subsidiaries are no longer eligible to participate in the Offer, and individuals who cease to be employed by Progress or one of its subsidiaries at any time before the close of business on the Amendment Date will not be eligible to participate in the Offer.
If you are already a former employee or become a former employee before the close of business on the Amendment Date, your previously eligible options will not be amended, even if you previously submitted a properly completed Letter of Transmittal. Instead, former employees will continue to hold their previously eligible options, which will continue to have the same terms and conditions as they have now, without the amendment contemplated by the offer to amend. In particular, all options held by former employees previously eligible to participate in the Offer will maintain the same expiration date. Former employees who wish to exercise their options must do so before they expire. However, because these options will not have been brought into compliance with Section 409A of the Internal Revenue Code, former employees will face adverse tax consequences with respect to these options. We do not intend that our former employees should bear the burden of these adverse tax consequences. We will communicate separately with our former employees regarding the means by which we plan to mitigate these adverse tax consequences.
Other than the exclusion of former employees as Eligible Participants in the Offer, the terms and conditions of the Offer are unchanged.
If you are a current employee and have already submitted a properly completed Letter of Transmittal in accordance with the terms of the Offer and do not wish to change your decision to participate in the Offer, you do not need to do anything at this time.
If you are a current employee and wish to amend your eligible options in accordance with the terms of the Offer but have not already responded by submitting a properly completed and signed Letter of Transmittal in accordance with the terms of the Offer, we encourage you to do so as soon as possible and in any event before 12:00 midnight, Eastern Time, on February 21, 2007.
In connection with the tender offer, you previously received (1) the Offer to Amend, (2) the Letter of Transmittal and (3) a Withdrawal Form. If you are a current employee and you did not receive these documents, please contact Susan Goida of Ernst & Young LLP at (800) 425-4425 (domestic) or (201) 872-5840 (international) to request a free copy of these documents. You should read these tender offer documents carefully because they contain important information about the tender offer. We have filed these and related tender offer documents with the SEC, and you can obtain them for free at the SEC’s web site (www.sec.gov).